UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

OLLIE’S BARGAIN OUTLET HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

681116109
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681116109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MARK L. BUTLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,792,175

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,792,175

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,792,175

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
17.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	See Item 4.

2

Item 1(a).	Name of Issuer

Ollie’s Bargain Outlet Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

Item 2.	(a) Name of Person Filing:

Mark L. Butler

(b) Address of Principal Business Office or, if none, Residence

6925 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock, par value $0.001 per share

(e) CUSIP Number

681116109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

3

Item 4.	Ownership

(a)-(c)

Reporting Person	Amount Beneficially Owned(a)	Percent of Class(b)	Number of shares as to which the person has: Sole power to vote or to direct the vote	Number of shares as to which the person has: Shared power to vote or to direct the vote	Number of shares as to which the person has: Sole power to dispose or to direct the disposition of:	Number of shares as to which the person has: Shared power to dispose or to direct the disposition of:
Mark L. Butler	10,792,175	17.5%	10,792,175	0	10,792,175	0

(a)
7,002,695 shares are held indirectly by the Reporting Person through the Mark L. Butler 2012 DE Dynasty Trust, of which the Reporting Person serves as Investment Direction Advisor. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b)	Ownership percentages are based upon the 61,768,671 shares of Common Stock outstanding as of December 31, 2017 as provided by the Issuer’s transfer agent.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

4

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

	By:	/s/ Mark L. Butler
	Name:	Mark L. Butler